Jeremy B. Kantrowitz, Esq.
November 24, 2020
Page 2

       project type.    Please disclose what is meant by    similar project
type    and explain
       whether investing in similar project types could lead to concentration. The staff notes that, as written, this sentence could be interpreted as reserving freedom to concentrate,
       which is contrary to the Fund   s investment policy and staff position.

   4. The end of the second full paragraph on page 4 refers to    negative
amortization
      payments.    Please explain what this means in plain English.

   5. The third full paragraph on page 4 indicates that the Fund may invest in subordinated securities and asset-backed securities. Please disclose:
         a. to what extent the Fund will invest in asset-backed securities; and
         b. the anticipated credit rating of such securities.

   6. The fifth full paragraph on page 4 refers to investments in securities of other investment companies. Please clarify whether such investments will be in mutual funds, ETFs or closed-end funds and include corresponding risk disclosure.

Item 11    Investor Information

Excessive Trading (pages 34-35)

   7. The first bullet point on page 35 notes that it may consider trading to be excessive if an
      investor withdraws interests    within a short period of time    after
the interests were
      purchased.    Please disclose what the Fund considers to be    a short
period of time.    See
      Item 11(e)(iii)(A) of Form N-1A.

Item 16    Description of the Fund and Its Investments and Risks

Lending of Portfolio Securities (page 25)

   8. The second sentence of this section states that the Fund did not engage in securities lending activity during its most recent fiscal year. Please remove this sentence as the
      Fund is new and has not yet launched.

Item 30    Indemnification

   9. The second paragraph of this section refers to indemnification for liability arising under the Securities Act. Please delete this language as the Fund is not registering under the
      Securities Act.

                                         *      *       *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
 Jeremy B. Kantrowitz, Esq.
November 24, 2020
Page 3

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

          Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.

                                                    Sincerely,

                                                    /s/ Christopher R.
Bellacicco

                                                    Christopher R. Bellacicco
                                                    Attorney-Adviser

cc:    Vincent J. DiStefano, Branch Chief
       Christian T. Sandoe, Assistant Director